Contact:	Jefferson F. Allen Colm T. McDermott (203) 698-7500

TOSCO CEO EXERCISES STOCK OPTIONS INCREASING STOCK
HOLDINGS BY 225,000 SHARES

FOR IMMEDIATE RELEASE

          OLD GREENWICH, CONNECTICUT, March 12, 2001 - Tosco Corporation announced today that Thomas D. O'Malley, Tosco's Chairman and Chief Executive Officer, increased his direct holdings of Tosco stock by 225,000 shares by exercising options previously granted that were due to expire this year.

          O'Malley stated, "I have increased my current holdings of Tosco by 225,000 shares, bringing my share holdings to over 3 million. As I stated earlier, I look forward to the pending merger of Phillips and Tosco, will convert my shares to Phillips stock, and intend to be a long-term holder. I believe the new Phillips will provide a platform for continued growth for Tosco shareholders and I look forward to being a part of it."

          Tosco Corporation, which currently has over $28 billion in annualized revenues, is the largest independent refiner and marketer of petroleum products in the United States, and is the nation's largest operator of company-controlled convenience stores.